UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Docucorp International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

255911109
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

CUSIP No. 255911109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 586,115

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 586,115

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,115

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 255911109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners II, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,115

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 255911109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, LLC

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 586,115

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 586,115

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,115

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) 00

Item 1. Security and Issuer

        This Amendment No. 2 (this “Amendment”) amends and supplements the prior Schedule 13D and Amendments to Schedule 13D filed by BlueLine Capital Partners, L.P, a Delaware limited partnership (“BCP I”), BlueLine Capital Partners II, L.P, a Delaware limited partnership (“BCP II”) and BlueLine Partners, L.L.C., a Delaware limited liability company (“BlueLine Partners”). This Amendment relates to the common stock (the “Common Stock”) of Docucorp International, Inc. (“Docucorp” or the “Company”) with its principal executive offices located at 5400 LBJ Freeway, Suite 300, Dallas, Texas. Items designated as “no change” indicate that the information previously included in prior Schedule 13D/A remains current as of the date of this Amendment.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 586,115 shares of the Common Stock (the “Shares”). The Shares were purchased in the open market for an aggregate of $4,107,307 by BCP I with its investment capital.

Item 4. Purpose of the Transaction

The Company announced on December 6, 2006 that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Skywire Software, LLC (“Skywire”). Under the terms of the Merger Agreement, the Company’s stockholders would be entitled to receive cash consideration of $10.00 per share.

In letters to the Company’s board of directors dated December 12, 2006, December 19, 2006 and January 10, 2007, BlueLine offered to enter into a confidentiality agreement with the Company so that BlueLine and its partners could explore fully the opportunity to make a cash offer for all of the outstanding shares of the Company at a purchase price materially above the $10.00 proposed in the Merger Agreement.

On Friday, January 11, 2007, the Company, through its financial advisor, notified BlueLine that it would permit due diligence and enter into negotiations with BlueLine, but that due to the limited 10-day window permitted under Section 8.1(g)(ii) of the Merger Agreement, BlueLine and its partner must be prepared to execute a binding merger agreement by the following Friday. Five days later, on January 16, 2006, BlueLine advised the Company that it would not be possible to complete diligence and negotiations within the permitted period.

On January 25, 2007, Ebix, Inc. (“Ebix”) publicly disclosed that it contacted the Company regarding its proposal to a acquire all of the Company’s outstanding shares for a combination of cash and Ebix common stock that Ebix valued at $11.00 per share. Subsequent to Ebix’s announcement, the Company’s shares have traded at a substantial premium to the $10.00 merger price provided under the Skywire Merger Agreement.

In an earlier filing on Schedule 13D, BlueLine was critical of the Company’s board of directors (the “Board”) for its refusing to enter into discussions with BlueLine following receipt of BlueLine’s original letter dated December 12, 2006. Subsequently, the Company’s filings and particularly its description of the events leading to the Company’s entering into the Merger Agreement have caused BlueLine to reconsider its earlier criticism. BlueLine now understands (i) the terms of the Merger Agreement severely restrict the ability of the Board to pursue alternative transactions and (ii) the Board only agreed to those restrictions after a lengthy period of negotiations that included Skywire increasing its offer price to a level substantially above then prevailing market prices.

The Board now finds itself in the difficult position of having to respond to multiple parties interested in acquiring the Company for consideration greater than that provided for by the Skywire Merger Agreement, but, due to the terms of the Merger Agreement, it is unable to respond to and negotiate with those parties in a productive manner. This situation will not end unless and until the Merger Agreement is terminated, but BlueLine believes it unlikely that the Board will terminate the Merger Agreement unless it has first entered into a new merger agreement providing for consideration irrefutably in excess of $10.00 per share.

The Company’s stockholders, however, have greater flexibility and BlueLine believes it unlikely that a majority will vote in favor of the Skywire Merger Agreement if it continues to provide for an acquisition price materially below the prevailing public market price. Should the Skywire Merger Agreement fail to be approved at the special meeting of stockholders to be held February 22, 2007, BlueLine believes the Company’s Board would be (i) freed from the restrictions of the Skywire Merger Agreement, (ii) permitted to enter into productive negotiations with all interested parties, and (iii) empowered to accept the best offer made for the Company. This scenario could lead to Skywire having rights to a breakup fee under the Merger Agreement, but provided the Company does not rush to enter into a similar agreement before negotiations with all interested parties, it seems likely the benefit to the Company’s stockholders will outweigh that cost.

Given that BlueLine’s own interest in the Company and BlueLine’s interest in seeing the Company’s stockholders receive the best price for their shares, it is likely that the Reporting Entities will vote their shares against the Skywire transaction. In addition, the Reporting Entities will consider all options available to them including making proposals relating to: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) exercising its appraisal rights under Delaware law; or (e) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Amendment, each of the Reporting Entities may be deemed to own 586,115 shares of Common Stock. These shares represent approximately 4.9% of the shares of Common Stock outstanding based on 11,739,859 shares of the Company’s Common Stock outstanding as reported in the Company’s Schedule 14A filed with the Securities and Exchange Commission on January 11, 2007.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)

As of the date of this Amendment, BCP I beneficially owns 586,115 shares of Common Stock and BCP II beneficially owns 10,901 shares of Common Stock with which BCP I and BCP II, respectively, have shared voting power and shared dispositive power with BlueLine Partners.

(c)

Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)

The Reporting Entities ceased to be the beneficial owners of more than 5% of the Common Stock on January 30, 2007. Accordingly, the Reporting Entities will no longer be required to file a Schedule 13D as long as their ownership does not exceed 5% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

1.	Exhibit A – Joint Filing Agreement dated December 14, 2006, signed by each of the Reporting Entities in order to confirm that this Amendment is being filed on behalf of each of the Reporting Entities.

2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days.

*Incorporated by reference to the Amendment No. 1 Schedule 13D filed on December 14, 2006.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days

	BCP I		BCP II
Date	No of Shares	Price Per Share	No of Shares	Price Per Share
1/25/2007	-63,399	$10.53	-10,901	$10.49
1/30/2007	-3,000	$10.30